June 11, 2012

By EDGAR

Michael Clampitt, Esq.

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	First Capital Bancorp, Inc.

Registration Statement on Form S-1

Filed April 23, 2012

File No. 333-180891

Dear Mr. Clampitt:

In response to the comments set forth in your letter dated May 31, 2012 (the “Comment Letter”) with regard to the above-referenced Registration Statement on Form S-1 filed April 23, 2012 (the “Registration Statement”) of First Capital Bancorp., Inc. (“First Capital” or the “Company”), we enclose a copy of Amendment No. 3 to the Registration Statement, dated June 11, 2012, which is being filed today and the Company’s responses to the Comment Letter.

Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response.

Prospectus Cover Page

1.	Once you have named your underwriter(s), please provide a brief description of the underwriting arrangements. For example, describe whether the underwriters may be required to purchase any specific number or dollar amount of securities in certain circumstances. Refer to Item 501(b)(8) of Regulation S-K.

The requested disclosure on the underwriting arrangement has been added to the prospectus cover page to reflect that the offering is a firm commitment underwriting.

E-mail: george.whitley@leclairryan.com Direct Phone: 804.343.4089 Direct Fax: 804.783.7628	951 East Byrd Street, Eighth Floor Richmond, Virginia 23219 Phone: 804.783.2003 \ Fax: 804.783.2294

CALIFORNIA \ CONNECTICUT \ MASSACHUSETTS \ MICHIGAN \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ VIRGINIA \ WASHINGTON, DC

Michael Clampitt, Esq.

June 11, 2012

Summary

The Offering, page 7

2.	Please revise your summary to provide a comparison of your earnings to fixed charges.

The Company qualifies as a smaller reporting company pursuant to Item 10(f) of Regulation S-K. Accordingly, the Company is not required to include a disclosure on the ratio of earnings to fixed charges in accordance with Item 503(e) of Regulation S-K.

3.	We note that you have indicated you will bid in the offering. Please revise your summary to disclose the current capital ratios for both the company and bank and your anticipated capital ratios subsequent to the offering.

The requested disclosure on the capital ratios of the Company and First Capital Bank has been added to the prospectus.

We are enclosing an acceleration request from the Company respectfully requesting that the Registration Statement be declared effective under the Securities Act of 1933 at 9:00 a.m., New York City time, on Wednesday, June 13, 2012, or as soon as practicable thereafter.

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Please contact me at 804-343-4089 should you require further information or if you have any questions.

Sincerely,

/s/ George P. Whitley

George P. Whitley

Enclosures

cc:	Mr. John M. Presley

Dwight F. Hopewell, Esq.